Exhibit 99.1

Renren Announces Unaudited Fourth Quarter and Fiscal Year 2016 Financial Results and Update on Proposed Transactions

BEIJING, China, May 15, 2017— Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), which operates a social networking service and internet finance business in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2016, and the updates on proposed transactions.

Fourth Quarter 2016 Highlights

•	Total net revenues were US$20.3 million, a 49.8% increase from the corresponding period in 2015.

—   Advertising and Internet Value-Added Services (IVAS) net revenues were US$10.8 million, a 31.4% increase from the corresponding period in 2015.

—   Financing income was US$9.5 million, a 77.8% increase from the corresponding period of 2015.

•	Gross profit was US$4.4 million.

•	Operating loss was US$16.4 million, compared to an operating loss of US$29.0 million in the corresponding period in 2015.

•	Net loss attributable to the Company was US$93.3 million, compared to a net loss of US$53.0 million in the corresponding period in 2015.

•	Adjusted net loss (1) (non-GAAP) was US$87.9 million, compared to an adjusted net loss of US$43.2 million in the corresponding period in 2015.

Fiscal Year 2016 Highlights

•	Total net revenues were US$63.4 million, a 54.1% increase from 2015.

—   Advertising and IVAS net revenues were US$34.0 million, a 4.7% increase from 2015.

—   Financing income was US$29.4 million, compared to US$8.6 million in 2015.

•	Gross profit was US$11.6 million, compared to US$4.4 million in 2015.

•	Operating loss was US$73.0 million, compared to an operating loss of US$105.3 million in 2015.

•	Net loss attributable to the Company was US$185.4 million, compared to a net loss of US$220.1 million in 2015.

•	Adjusted net loss (1) (non-GAAP) was US$161.8 million, compared to an adjusted net loss of US$193.3 million in 2015.

(1)	Adjusted net loss is defined as loss excluding share-based compensation expenses and amortization of intangible assets. See “About Non-GAAP Financial Measures” below.

1

Fourth Quarter 2016 Results

Total net revenues for the fourth quarter of 2016 were US$20.3 million, representing a 49.8% increase from the corresponding period in 2015.

Advertising and IVAS net revenues were US$10.8 million, representing a 31.4% increase from the corresponding period of 2015. Advertising revenues were US$0.1 million for the fourth quarter of 2016, compared to US$2.0 million in the corresponding period of 2015. IVAS revenues were US$10.7 million, representing a 70.9% increase from the corresponding period in 2015. The increase was mainly due to the revenue from the new Renren mobile live streaming service that started in the second quarter of 2016. Monthly unique log-in users was approximately 35 million in December 2016, compared to approximately 41 million in December 2015. Login users’ monthly average time spent increased 20.6% year-over-year.

Financing income was US$9.5 million for the fourth quarter of 2016, compared to US$5.4 million in the corresponding period of 2015. The increase was in line with the increase of financing receivable from US$159.7 million as of December 31, 2015 to US$302.1 million as of December 31, 2016.

Cost of revenues was US$15.9 million, a 15.1% increase from the corresponding period of 2015.

Gross profit in the fourth quarter of 2016 was US$4.4 million. Gross margin in the fourth quarter of 2016 was 21.9%.

Operating expenses were US$20.9 million, a 27.6% decrease from the corresponding period of 2015.

Selling and marketing expenses were US$5.5 million, an 18.8% decrease from the corresponding period of 2015. The decrease was primarily due to a decrease in headcount and in personnel related expense.

Research and development expenses were US$5.3 million, a 16.6% decrease from the corresponding period in 2015. The decrease was primarily due to headcount reductions and a decrease in personnel related expense.

General and administrative expenses were US$10.1 million, a 35.9% decrease from the corresponding period in 2015.

Share-based compensation expenses, which were all included in operating expenses, were US$5.4 million, compared to US$11.0 million in the corresponding period in 2015.

Operating loss was US$16.4 million, compared to an operating loss of US$29.0 million in the corresponding period in 2015.

2

Non-operating loss was US$69.6 million, compared to a loss of US$14.5 million in the corresponding period in 2015. Non-operating loss for the fourth quarter 2016 was mainly due to a US$67.3 million impairment on long-term investments.

Loss in equity method investments was US$6.4 million, compared to a loss of US$10.6 million in the corresponding period in 2015.

Net loss attributable to the Company was US$93.3 million, compared to a net loss of US$53.0 million in the corresponding period in 2015.

Adjusted net loss (non-GAAP) was US$87.9 million, compared to an adjusted net loss of US$43.2 million in the corresponding period in 2015. Adjusted net loss is defined as loss excluding share-based compensation expenses and amortization of intangible assets.

Fiscal Year 2016 Results

Total net revenues in 2016 were US$63.4 million, a 54.1% increase from 2015.

Advertising and IVAS net revenues were US$34.0 million, representing a 4.7% increase from 2015. Advertising revenues were US$1.7 million in 2016, compared to US$9.7 million in 2015. IVAS revenues were US$32.3 million for 2016, representing a 42.2% increase from 2015. The increase was mainly due to the revenue from the new Renren mobile live streaming service that started in the second quarter in 2016.

Financing income was US$29.4 million, compared to US$8.6 million in 2015. The increase was in line with the increase of financing receivable from US$159.7 million as of December 31, 2015 to US$302.1 million as of December 31, 2016.

Cost of revenues in 2016 was US$51.8 million, a 41.0% increase from 2015.

Gross profit in 2016 was US$11.6 million, a 164.1% increase from US$4.4 million in 2015. Gross margin in 2016 was 18.3%, compared to 10.7% in 2015.

Operating expenses in 2016 were US$84.6 million, a 22.9% decrease from 2015.

Selling and marketing expenses in 2016 were US$21.3 million, a 30.2% decrease from 2015, primarily due to a decrease in advertising expenses, headcount reductions, and a decrease in personnel related expense.

Research and development expenses in 2016 were US$20.7 million, a 35.9% decrease from 2015, primarily due to headcount reduction and decrease in personnel related expenses.

General and administrative expenses in 2016 were US$42.6 million, a 9.0% decrease from 2015.

Share-based compensation expenses in 2016, which were all included in operating expenses, were US$23.5 million, compared to US$28.2 million in 2015.

Operating loss in 2016 was US$73.0 million, compared to US$105.3 million operating loss in 2015.

Non-operating loss was US$100.4 million in 2016, mainly due to a US$102.3 million impairment on long-term investments.

3

Loss in equity method investments was US$18.2 million, compared to a loss of US$5.5 million in 2015.

Net loss attributable to the Company in 2016 was US$185.4 million, compared to a net loss of US$220.1 million in 2015.

Adjusted net loss (non-GAAP) in 2016 was US$161.8 million, compared to an adjusted net loss of US$193.3 million in 2015. Adjusted net loss is defined as net loss excluding share-based compensation expenses and amortization of intangible assets.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$20.0 million to US$22.0 million in the first quarter of 2017, representing an 85.5% to 104.1% year-over-year increase. This forecast reflects Renren's current and preliminary view, which is subject to change.

Updates on Proposed Transactions

On September 30, 2016, the Company announced that it intended to spin off a newly formed subsidiary that would hold its Woxiu business and most of its investments in minority stakes in its investee companies. On December 22, 2016, the Company announced that its board of directors had formed a special committee to review the terms of the proposed spin-off and that its board of directors had received a preliminary non-binding proposal to purchase shares of the entity that would hold the assets in the proposed spin-off.

As of the date of this earnings release, the special committee is considering a revised plan to dispose of Beijing Zhenzhong Interactive Information Technology Co., Ltd. (“Zhenzhong”), rather than the Woxiu business as previously announced, together with most of the Company’s investments in minority stakes in its investee companies. Zhenzhong is the wholly owned subsidiary of one of the Company’s consolidated affiliated entities and operates an advertising agency business.

The Company does not intend to effect this disposition through the distribution of rights, as previously announced. Instead, as more fully described in the Company’s annual report on Form 20-F for the year ended December 31, 2016, which the Company plans to file today with the SEC, the plan would include the payment of one or more special cash dividends to all of the Company’s shareholders paid from cash on hand, including some or all of the $91.9 million in net cash proceeds received in April 2017 from the Company’s sale of a portion of its preferred share holdings in Social Finance Inc. and the proceeds from additional sales of investments for cash.

The timing and amount of any special dividend would depend in part on the manner in which the Company effects the disposition. Given the number and variety of the assets in question, the Company hopes to dispose of most of the assets in a single transaction, such as in one or more private placements of an entity holding these assets, rather than individually. However, the Company may dispose of certain of the assets individually, as it has done already with some of its shares of Social Finance, Inc., if it believes that this will facilitate the disposal of all of the assets on the most favorable terms available to it. The Company may dispose of assets to existing shareholders or to unrelated investors. To the extent that Company disposes of assets to its existing shareholders, the Company may accept a waiver by those shareholders of all or part or all of their pro rata share of a contemporaneous cash dividend payable to all Company shareholders as payment for those assets, in lieu of simultaneously distributing cash to them as a dividend and receiving the same amount of cash from them as a payment.

4

The special committee has broad power to negotiate the terms of a transaction for the purpose of effecting this disposition, and the special committee will make the final determination as to whether the Company will carry out any such transaction in whatever form. Although the Company plans to effect this disposition as soon as practicable, the terms of any transaction or transactions remain subject to the approval of SoftBank Group Corp., the parent company of SB Pan Pacific Corporation, one of the Company’s largest shareholders, in accordance with the Company’s articles of association, and the timing depends on other factors that are at least partially outside of the Company’s control.

Conference Call Information

The Company will not host a conference call. Please contact our Investor Relations Department if you have any questions.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a social networking service (SNS) and an internet finance business in China. Our SNS enables users to connect and communicate with each other, share photos and access mobile live streaming. Our internet finance business includes primarily auto financing. Renren.com and our renren mobile application had approximately 240 million activated users as of December 31, 2016. Renren's American depositary shares, each of which represents fifteen Class A ordinary shares, trade on NYSE under the symbol "RENN".

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the first quarter of 2017, quotations from management in this announcement (including with respect to, Renren's strategic and operational plans) and the statements regarding the planned disposition of Zhenzhong and most of the Company’s investments in minority stakes in its investee companies contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. The planned disposition of Zhenzhong and most of the Company’s investments in minority stakes in its investee companies and any related special cash dividends or other transactions is, as described above, subject to the separate approval of our special committee and SoftBank Group Corp. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

5

About Non-GAAP Financial Measures

To supplement Renren's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Renren uses "adjusted net income (loss)" which is defined as "a non-GAAP financial measure" by the SEC, in evaluating its business. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expenses and amortization of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com

6

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	December 31,
per share, ADS, and per ADS data)	2015	2016

ASSETS

Current assets:
Cash and cash equivalents	$56,226	$79,370
Restricted Cash	122,316	30,390
Short-term investments	2,619	410
Accounts and notes receivable, net	4,044	4,702
Financing receivable, net	144,457	301,773
Prepaid expenses and other current assets	50,321	20,749
Amounts due from related parties	16,484	13,419
Current assets held for sale	7,471	-
Total current assets	403,938	450,813

Non-current assets:
Long-term financing receivable, net	15,273	330
Property and equipment, net	33,289	28,666
Long-term investments	810,990	695,348
Other non-current assets	2,313	1,687
Non-current assets held for sale	2,030	-
Total non-current assets	863,895	726,031
TOTAL ASSETS	$1,267,833	$1,176,844

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$5,031	$5,561
Short-term debt	106,919	37,202
Accrued expenses and other current liabilities	29,731	19,781
Payable to investors	48,893	182,951
Amounts due to related parties	36	10,914
Deferred revenue and advance from customers	3,885	5,954
Income tax payable	6,118	7,860
Current liabilities held for sale	8,138	-
Total current liabilities	208,751	270,223

Non-current liabilities:
Long-term debt	122,072	95,390
Long-term payable to investor	-	59,916
Other non-current liabilities	7,622	12,849
Total non-current liabilities	129,694	168,155
TOTAL LIABILITES	338,445	438,378

Shareholders' Equity:
Class A ordinary shares	714	720
Class B ordinary shares	305	305
Additional paid-in capital	1,243,083	1,266,592
Statutory reserves	6,712	6,712
Accumulated deficit	(357,394)	(542,746)
Accumulated other comprehensive income (loss)	37,124	6,883
Total Renren Inc. shareholders' equity	930,544	738,466
Noncontrolling Interests	(1,156)	-
TOTAL EQUITY	929,388	738,466
TOAL LIABILITIES AND EQUITY	$1,267,833	$1,176,844

7

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended			For the Twelve Months Ended
(Amounts in US dollars, in thousands, except shares,	December 31,	September 30,	December 31,	December 31,	December 31,
per shares, ADS, and per ADS data)	2015	2016	2016	2015	2016

Net revenues
Advertising and IVAS	$8,208	$9,578	$10,788	$32,507	$34,047
Financing income	5,363	8,308	9,536	8,604	29,317
Total net revenues	13,571	17,886	20,324	41,111	63,364

Cost of revenues	(13,794)	(14,352)	(15,883)	(36,720)	(51,767)

Gross profit	(223)	3,534	4,441	4,391	11,597

Operating expenses:
Selling and marketing	(6,731)	(5,971)	(5,464)	(30,502)	(21,276)
Research and development	(6,379)	(5,478)	(5,323)	(32,392)	(20,750)
General and administrative	(15,711)	(10,693)	(10,069)	(46,803)	(42,584)

Total operating expenses	(28,821)	(22,142)	(20,856)	(109,697)	(84,610)

Loss from operations	(29,044)	(18,608)	(16,415)	(105,306)	(73,013)

Other (expense) income	(7,837)	404	1,152	(6,884)	12,892
Exchange loss on offshore bank accounts	(50)	-	(1)	(174)	(4)
Interest income	351	101	328	2,190	919
Interest expense	(2,041)	(2,686)	(3,793)	(2,041)	(12,439)
Realized (loss) gain on short-term investments	(677)	(71)	42	(98,112)	552
Impairment of long term investment	(4,258)	-	(67,307)	(4,258)	(102,307)
Total non-operating loss	(14,512)	(2,252)	(69,579)	(109,279)	(100,387)

Loss before provision of income tax, loss in equity method investments and noncontrolling interest, net of income tax	(43,556)	(20,860)	(85,994)	(214,585)	(173,400)
Income tax expenses	1,361	(626)	(898)	(3,124)	(2,470)

Loss before loss in equity method investments and noncontrolling interest, net of income tax	(42,195)	(21,486)	(86,892)	(217,709)	(175,870)
Loss in equity method investments, net of income tax	(10,593)	(1,324)	(6,402)	(5,468)	(18,183)
Loss from continuing operations	(52,788)	(22,810)	(93,294)	(223,177)	(194,053)

Discontinued operation
(Loss) income from operations of discontinued operations, net of income tax	(1,356)	-	-	1,520	391
Gain on deconsolidation of the subsidiaries, net of income tax	-	-	-	-	8,310
(Loss) income from discontinued operations, net of income tax	(1,356)	-	-	1,520	8,701

Net loss	(54,144)	(22,810)	(93,294)	(221,657)	(185,352)
Net loss attributable to noncontrolling interests	1,181	-	-	1,529	-

Net loss attributable to Renren Inc.	$(52,963)	$(22,810)	$(93,294)	$(220,128)	$(185,352)

Net loss per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.05)	$(0.02)	$(0.09)	$(0.22)	$(0.19)
Diluted	$(0.05)	$(0.02)	$(0.09)	$(0.22)	$(0.19)
Net loss per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	$(0.00)	$-	$-	$0.00	$0.01
Diluted	$(0.00)	$-	$-	$0.00	$0.01
Net loss per share attributable to Renren Inc. shareholders:
Basic	$(0.05)	$(0.02)	$(0.09)	$(0.22)	$(0.18)
Diluted	$(0.05)	$(0.02)	$(0.09)	$(0.22)	$(0.18)
Net loss attributable to Renren Inc. shareholders per ADS*:
Basic	$(0.78)	$(0.33)	$(1.37)	$(3.24)	$(2.72)
Diluted	$(0.78)	$(0.33)	$(1.37)	$(3.24)	$(2.72)

Weighted average number of shares used in calculating net loss per ordinary share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,018,834,245	1,023,339,278	1,024,521,024	1,019,378,556	1,022,664,396
Diluted	1,018,834,245	1,023,339,278	1,024,521,024	1,019,378,556	1,022,664,396
Weighted average number of shares used in calculating net loss per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,018,834,245	1,023,339,278	1,024,521,024	1,019,378,556	1,022,664,396
Diluted	1,018,834,245	1,023,339,278	1,024,521,024	1,027,236,202	1,027,176,963

* Each ADS represents 15 Class A ordinary shares.

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted net loss

	For the Three Months Ended			For the Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(Amounts in US dollars, in thousands)	2015	2016	2016	2015	2016

Net loss	$(54,144)	$(22,810)	$(93,294)	$(221,657)	$(185,352)
Add back: Shared-based compensation expenses	10,961	5,511	5,372	28,241	23,544
Add back: Amortization of intangible assets	32	-	-	97	21
Adjusted net loss	$(43,151)	$(17,299)	$(87,922)	$(193,319)	$(161,787)

8